GREEN PLAINS INC.

1811 Aksarben Drive

Omaha, Nebraska 68106

(402) 884-8700

November 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Daniel Duchovny

Jessica Ansart

Abby Adams

Re:	GREEN PLAINS INC.
Registration Statement on Form S-4
File No. 333-275007

Ladies and Gentlemen:

Green Plains Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, so that it will become effective on December 1, 2023 at 4:00 P.M., Washington, D.C. time, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Registrant, at (713) 546-7420, or in his absence, Thomas G. Brandt at (713) 546-7486, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

[Signature Page follows]

Very truly yours,

Green Plains Inc.

By:	/s/ Todd A. Becker
Todd A. Becker
President and Chief Executive Officer (Principal Executive Officer)

CC:	Michelle Mapes, Chief Legal and Administration Officer and Corporate Secretary
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP